Mail Stop 0511
                                                         April 4,
2005


Vernon Samaroo, President
Southridge Enterprises, Inc.
18523 - 98th Avenue
Edmonton, Alberta  T5T  3E6

RE:  Southridge Enterprises Inc. ("the company")
        File No.  333-119729
        Amendment No. 3 to Form SB-2
        Filed March 7, 2005

Dear Mr. Samarro:

As conveyed by telephone on April 1, 2005, we have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Description of Property and Location of Hilltop Mineral Claims

We note that the company needed to file a confirmation of the completion of exploration work or make a payment in lieu of exploration work by March 20, 2005. If the company failed to do one or the other, the mineral claims would have lapse on March 20, 2005.
Please update the status in this regard. If a confirmation of completion of exploration work was filed, please file a copy of that confirmation as an exhibit to the registration statement.


Management`s Discussion and Analysis

In the disclosure immediately following the first table, you quantify remaining estimated costs of this offering at $15,000. However, under the subheading "Other expenses" you say Southridge has spent $25,022 of the estimated $27,022 cost of this offering. Please reconcile as appropriate.

Please expand "Operating expenses" to describe and quantify the principal expenses comprising the $30,000 legal and professional fees during the quarter ended November 30, 2004. The $30,000 amount when combined with similar expenses through August 31, 2004 total $59,000, which far exceeds the estimated cost of the offering. Please revise your disclosure to explain. Further, please explain the ongoing impact of these fees. In this regard, please explain the basis for the $10,000 estimated fees over the next 12 months.

Liquidity and capital resources

Please disclose the payment schedule of your accounts payable.



Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






Please contact Raj Rajan at (202) 942-1941 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 942-1787 with any other questions.




Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies

CC:   Stephen F. X. O`Neill, Esq.
         Via fax (360) 332-2291












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